SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




             RYANAIR'S HALF YEAR PROFITS RISE 24% TO RECORD EUR408M
                       RAISES FULL YEAR GUIDANCE TO EUR470M

Ryanair, Europe's largest international airline, today (5 Nov) announced record half year after tax profits of EUR408m, a 24% increase over last year. Traffic grew by 20% to 26.6m and yields fell by 1% as revenues rose by 24% to EUR1,554m. Unit costs increased by 5%, mainly due to higher fuel, staff, and airport costs. Despite these higher costs, Ryanair maintained an industry leading after tax margin of 26%.

Summary Table of Results (IFRS) - in Euro

Half Year Results           Sep 30, 2006     Sep 30, 2007     Increase %
Passengers                         22.1m            26.6m            20%
Revenue                        EUR1,256m        EUR1,554m            24%
Profit after tax                 EUR329m          EUR408m            24%
Basic EPS (Euro Cents)             21.33            26.61            25%

Announcing these results Ryanair's CEO, Michael O'Leary, said:

"These record profits reflect a 20% growth in passenger volumes, a 1% decline in yields, and strong ancillary growth. Ancillary revenues grew by 54% to EUR252m, due to improved penetration of car hire, hotels, travel insurance, as well as strong onboard sales and excess baggage revenues. Ancillaries now account for just over 16% of total revenues as we make steady progress towards our 20% target. Our inflight mobile phone service will be tested on 25 aircraft before the end of March 2008 which will allow passengers to make and receive calls and texts on their mobile phones and blackberrys.

Unit costs rose by 5%, slightly lower than expected, due to the higher oil prices, doubling of airport charges at Stansted as well as significantly higher charges for portacabin facilities at the Dublin airport monopoly. Staff costs rose by 29% to EUR146.3m due to volume growth, an employee share option charge of EUR9.1m, and increased cabin crew ratios. We continue to aggressively tackle costs and anticipate that unit costs for the remainder of the year will grow by 5%, slightly lower than previously guided.

The UK Competition Commission's investigation of the BAA monopoly clearly confirmed that they are responsible for the abysmal service and long security queues which passengers are suffering at Stansted airport. This report also highlighted the negative impact of the BAA's monopoly ownership of the main London airports which has resulted in excessive charges and retarded their development. We believe that the BAA's abusive monopoly should be broken up, urgently, if the best interests of consumers are to be realised. Competition works - airport monopolies don't. The CAA has repeatedly failed to effectively regulate this monopoly which is why it continues to provide third world service levels, at extortionate prices, especially at Stansted, where users' requirements are repeatedly ignored by an airport which plans to waste GBP4bn building a gold plated second terminal and runway when these facilities should be provided at less than one quarter of this cost.

Our new routes and bases have performed well over the summer. This winter we will open 4 new bases at Alicante and Valencia in Spain, Belfast City in Northern Ireland, and Bristol in the UK. We will also start over 130 new routes across Europe. Advance bookings on our new routes and bases are in line with our winter targets. We intend to announce a further 1 or possibly 2 bases in the coming weeks for launch during next summer's schedule.

We have recently concluded direct negotiations and a new four year agreement with our Dublin based pilots which will significantly improve their pay and rosters and bring them in line with the better pay and benefits previously negotiated by pilots at our other Irish bases. Sadly, the failed attempts by the Irish Airline Pilots Union ("IALPA") to interfere in Ryanair's direct negotiations with our pilots has cost each of our Dublin Captains over EUR80k each over the past 4 years. We are pleased that the Dublin pilots have finally recognised the abject failure of this IALPA led campaign and have returned to talking directly with us.

We have now launched our free web check-in/priority boarding facility for all passengers travelling with hand luggage which allows them to avoid airport queues and be amongst the first to board the aircraft. Passengers who do not avail of free web check-in/priority boarding will be charged GBP2/EUR3 for using airport check-in. As a further innovation all passengers can now purchase priority boarding online and at airport ticket desks. These service enhancements have been well received by passengers resulting in the doubling of passengers using priority boarding/web check-in in the first month since its introduction.

Chancellor Alistair Darling's plans to change the basis of UK APD in 2009 from a per passenger charge to a per flight charge fails to address the fundamental inequity of this travel tax scam. Aviation, which accounts for less than 2% of EU CO2 emissions (just half the figure for marine transport), is not the cause of climate change and taxing it will not have any effect on this problem. Not one penny of the extra GBP1bn raised annually by this UK travel tax scam has been spent on environmental projects. Despite repeated requests, the UK Treasury refuses to confirm how this money will be spent. The reality is that this is just another Government tax on passengers and we again call on the Chancellor to end this modern day highway robbery.

We have implemented our planned 20% reduction in Stansted aircraft numbers this winter due to the doubling of costs by the BAA monopoly. As a result we anticipate that full year passenger volumes will grow by approximately 19% to 50.5m. These capacity reductions will bring more stability to winter yields, reduce operating costs and eliminate losses on non profitable winter routes at Stansted.

Our outlook for the remainder of the fiscal year remains cautious as we have very little visibility beyond the next two months. Shareholders should note that the anticipated decline in Q3 yields will result in Net Profit being significantly lower than last year's Q3 comparative which included a one off settlement arising from an early contract termination by our hotel partner. Based on our current Q3 forward bookings and the impact of Easter in Q4, we now anticipate that winter (H2) yields will be somewhat better than previously forecast with the expected yield declines being towards the lower end of the -5% to -10% range. As a result of these better winter yield forecasts and the costs savings which we continue to realise, we now believe that full year Net Profit will rise by 17.5% to approximately EUR470m, rather than the EUR440 previously guided.

During the last two months we undertook a series of share buy backs amounting to a total of 53.5m shares at a cost of EUR267m. The shares cancelled represent approximately 3.5% of the company's pre-existing issued share capital.

To celebrate these record half year results today, we have launched a 4m seat sale with fares at EUR10/GBP10 inclusive".

                                - - - - - - - -

All of Ryanair's 5,000 people wish to extend their sincere and deepest sympathies to the family and many friends of DR TONY RYAN who died on the 3rd October 2007, after a long illness.

Dr Ryan founded Ryanair 23 years ago. He persevered when all others lost faith. His vision, leadership and ambition inspired Ryanair's growth to become the world's biggest international passenger airline. He was and will remain an inspiration to all of us.

It is rare that one man in his own lifetime can transform the lives of millions. Dr Ryan did so by pioneering competition and low fare air travel in Europe. Ryanair is proud to bear his name and his legacy. We will miss him greatly.

Dr Ryan and the Ryan family are in our thoughts and prayers at this time. May he rest in peace.
                                - - - - - - - -



Ends.                                    Monday, 5th November 2007

For further information please contact:

    Howard Millar                           Pauline McAlester
    Ryanair Holdings Plc                    Murray Consultants
    Tel: +353-1-812 1212                    Tel: +353-1-498 0300

www.ryanair.com

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other Governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 23 bases and 563 low fare routes across 26 countries. By the end of March 2008 Ryanair will operate a fleet of 163 Boeing 737-800 aircraft with firm orders for a further 99 new aircraft (net of planned disposals), which will be delivered over the next 5 years. Ryanair currently employs a team of 5,000 people and expects to carry circa 50.5 million scheduled passengers in the current fiscal year.

                     Ryanair Holdings plc and Subsidiaries
            Condensed Consolidated Interim Balance Sheet measured in
                        Accordance with IFRS (unaudited)

                                             At Sep 30,       At Mar 31,
                                                  2007            2007
                                               EUR'000         EUR'000
Non-current assets
Property, plant & equipment                  3,137,916       2,884,053
Intangible assets                               46,841          46,841
Available for sale financial assets            365,968         406,075
Derivative financial instruments                 1,079               -
                                              ________        ________

Total non-current assets                     3,551,804       3,336,969
                                              ________        ________

Current assets
Inventories                                      2,886           2,420
Other assets                                    74,127          77,707
Trade receivables                               28,903          23,412
Derivative financial instruments                43,998          52,736
Restricted cash                                171,042         258,808
Financial assets: cash > 3 months              563,224         592,774
Cash and cash equivalents                    1,339,182       1,346,419
                                              ________        ________
Total current assets                         2,223,362       2,354,276
                                              ________        ________

Total assets                                 5,775,166       5,691,245
                                               =======         =======

Current liabilities
Trade payables                                  57,428          54,801
Accrued expenses and other liabilities         702,213         807,136
Current maturities of debt                     208,919         178,918
Derivative financial instruments                81,752          56,053
Current tax                                     63,758          20,822
                                              ________        ________

Total current liabilities                    1,114,070       1,117,730
                                              ________        ________

Non-current liabilities
Provisions                                      35,282          28,719
Derivative financial instruments                52,557          58,666
Deferred income tax liability                  146,563         151,032
Other creditors                                119,526         112,177
Non-current maturities of debt               1,689,334       1,683,148
                                              ________        ________

Total non-current liabilities                2,043,262       2,033,742
                                              ________        ________

Shareholders' equity
Issued share capital                             9,545           9,822
Share premium account                          595,071         607,433
Retained earnings                            2,083,741       1,905,211
Other reserves                                 (70,523)         17,307
                                              ________        ________

Shareholders' equity                         2,617,834       2,539,773
                                              ________        ________

Total liabilities and                        5,775,166       5,691,245
shareholders' equity
                                               =======         =======


                      Ryanair Holdings plc and Subsidiaries
            Condensed Consolidated Interim Income Statement measured
                      in accordance with IFRS (unaudited)

                            Quarter      Quarter    Half year    Half year
                              ended        ended        ended        ended
                            Sep 30,      Sep 30,      Sep 30,      Sep 30,
                               2007         2006         2007         2006
                            EUR'000      EUR'000      EUR'000      EUR'000
                              -------      -------      -------      -------
Operating revenues
Scheduled revenues          726,050      602,089    1,301,998    1,092,102
Ancillary revenues          135,272       87,700      252,330      164,321
                           ________     ________     ________     ________
Total operating revenues
-continuing operations      861,322      689,789    1,554,328    1,256,423
                           ________     ________     ________     ________

Operating expenses
Staff costs                  70,358       57,107      146,285      113,844
Depreciation                 41,285       36,035       76,063       71,622
Fuel & oil                  202,348      169,580      392,737      337,042
Maintenance, materials
and repairs                  14,310       10,613       26,940       21,313
Marketing & distribution
costs                         6,221        5,885       14,535       11,608
Aircraft rentals             18,525       12,996       36,707       25,394
Route charges                65,802       50,305      128,975       98,384
Airport & handling charges  107,076       71,222      208,883      139,097
Other                        31,426       26,942       61,770       52,312
                           ________     ________     ________     ________

Total operating expenses    557,351      440,685    1,092,895      870,616
                           ________     ________     ________     ________

Operating profit -
continuing operations       303,971      249,104      461,433      385,807


Other income/(expenses)
Finance income               21,438       16,069       41,494       28,923
Finance expense             (21,941)     (20,698)     (44,865)     (41,311)
Foreign exchange
gains/(losses)                  121         (908)       1,487       (1,229)
                           ________     ________     ________     ________

Total other income/(expenses) (382)      (5,537)      (1,884)     (13,617)
                           ________     ________     ________     ________

Profit before tax           303,589      243,567      459,549      372,190
Tax on profit on
ordinary activities         (34,907)     (30,122)     (51,953)     (43,063)
                           ________     ________     ________     ________

Profit for the period -
all attributable to
equity holders of parent    268,682      213,445      407,596      329,127
                            =======      =======      =======      =======


Basic earnings per ordinary
share (in euro cents)         17.72        13.83        26.61        21.33
Diluted earnings per ordinary
share (in euro cents)         17.55        13.73        26.34        21.19
Weighted average number of
ordinary shares (in 000's)* 1,515,884    1,543,444    1,531,512    1,542,826
Weighted average number of
diluted shares (in 000's)*  1,530,912    1,554,982    1,547,162    1,552,912
                            =======      =======      =======      =======

*Adjusted for share split of 2 for 1
which occurred on February 26, 2007



                     Ryanair Holdings plc and Subsidiaries
               Condensed Consolidated Interim Cash Flow Statement
                  measured in accordance with IFRS (unaudited)

                                    Half year ended   Half Year ended
                                     Sep 30, 2007        Sep 30, 2006
                                          EUR'000             EUR'000

Operating activities
Profit before tax                         459,549             372,190

Adjustments to reconcile profits
before tax to net cash provided by
operating activities
Depreciation                               76,063              71,622
(Increase) in inventories                    (466)               (205)
(Increase)/decrease in trade
receivables                                (5,491)              5,702
Decrease/(increase) in other
current assets                             26,083             (16,320)
Increase in trade payables                  2,627               8,620
(Decrease) in accrued expenses           (103,964)            (55,320)
Increase in other creditors                 7,349              35,489
Increase in maintenance provisions          6,563               6,001
(Increase) in interest receivable          (3,549)             (3,069)
Increase in interest payable               (1,617)              4,212
Retirement costs                              656                 329
Share based payments                        9,135               2,012
Income tax                                   (216)                328
                                         ________            ________

Net cash provided by operating
activities                                472,722             431,591
                                         ________            ________

Investing activities
Capital expenditure (purchase of
property, plant and equipment)           (329,926)            (88,797)
Purchase of equities classified
as available for sale                     (57,039)           (185,363)
Divestiture of restricted cash             87,766                   -
Reduction/(investment) in
financial assets: cash > 3 months          29,550            (495,387)
                                         ________            ________

Net cash used in investing activities    (269,649)           (769,547)
                                         ________            ________

Financing activities
Cost associated with repurchase
of shares                                 (253,075)                  -
Net proceeds from shares issued             6,578               6,450
Increase/(decrease) in long term
borrowings                                 36,187             (42,806)
                                         ________            ________
Net cash provided by financing
activities                               (210,310)            (36,356)
                                         ________            ________

(Decrease) in cash and cash equivalents   (7,237)           (374,312)
Cash and cash equivalents at
beginning of the period                 1,346,419           1,439,004
                                         ________            ________

Cash and cash equivalents at end of
the period                              1,339,182           1,064,692
                                        =========           =========


                     Ryanair Holdings plc and Subsidiaries
             Condensed Consolidated Interim Statement of Recognised
              Income and Expense measured in accordance with IFRS
                                  (unaudited)

                   Quarter         Quarter       Half year       Half year
                     ended           ended           ended           ended
              Sep 30, 2007    Sep 30, 2006    Sep 30, 2007    Sep 30, 2006
                   EUR'000         EUR'000         EUR'000         EUR'000
Cash flow hedge
reserve - effective
portion of fair
value  changes to
derivatives:

Effective portion
of changes in fair
value of cash flow
hedges                   -               -          25,462             115

Net change in
fair value of
cash flow hedges
transferred to the
profit and loss    (32,720)        (32,921)        (32,720)        (32,921)
                   ________        ________        ________        ________

Net movements
(out of)/into
cashflow hedge
reserve            (32,720)        (32,921)         (7,258)        (32,806)

Net decrease in
fair value of
available for
sale assets        (43,872)              -         (84,915)              -
                    ________        ________        ________        ________

Income and
expenditure
recognised
directly in
equity             (76,592)        (32,921)        (92,173)        (32,806)
                   ________        ________        ________        ________


Profit for
the period         268,682         213,445         407,596         329,127

Total
recognised
income and
expense            192,090         180,624         315,423         296,321
                  ________        ________        ________        ________




                     Ryanair Holdings plc and Subsidiaries
            Condensed Consolidated Interim Income Statement measured
                     in accordance with US GAAP (unaudited)

                            Quarter      Quarter    Half year    Half year
                              ended        ended        ended        ended
                            Sep 30,      Sep 30,      Sep 30,      Sep 30,
                               2007         2006         2007         2006
                            EUR'000      EUR'000      EUR'000      EUR'000

Operating revenues
Scheduled revenues          726,050      602,089    1,301,998    1,092,102
Ancillary revenues          135,272       87,700      252,330      164,321
                           ________     ________     ________     ________
Total operating
revenues - continuing
operations                  861,322      689,789    1,554,328    1,256,423
                           ________     ________     ________     ________

Operating expenses
Staff costs                  70,406       57,214      146,333      114,059
Depreciation                 41,891       36,450       77,216       72,419
Fuel & oil                  202,348      169,580      392,737      337,042
Maintenance, materials
and repairs                  14,310       10,613       26,940       21,313
Marketing & distribution      6,221        5,885       14,535       11,608
costs
Aircraft rentals             18,525       12,996       36,707       25,394
Route charges                65,802       50,305      128,975       98,384
Airport & handling charges  107,076       71,222      208,883      139,097
Other                        31,426       26,942       61,770       52,312
                           ________     ________     ________     ________

Total operating expenses    558,005      441,207    1,094,096      871,628
                           ________     ________     ________     ________

Operating profit -
continuing operations       303,317      248,582      460,232      384,795

Other income/(expenses)
Finance income               21,438       16,069       41,494       28,923
Finance expense             (16,409)     (17,659)     (34,835)     (36,073)
Derivative financial
instruments                   4,331            -        1,593            -
Foreign exchange
gains/(losses)                  121         (908)       1,487       (1,229)
                           ________     ________     ________     ________

Total other income/
(expenses)                    9,481       (2,498)       9,739       (8,379)

                           ________     ________     ________     ________

Profit before tax           312,798      246,084      469,971      376,416
Tax on profit on
ordinary activities         (36,058)     (30,018)     (53,254)     (43,591)
                           ________     ________     ________     ________
Profit for the period -
all attributable to
equity holders of parent    276,740      216,066      416,717      332,825

                            =======      =======      =======      =======


Basic earnings per ADS
(in euro cents)               91.28        69.99        136.05       107.86

Diluted earnings per ADS
(in euro cents)               90.38        69.48        134.67       107.16

Weighted average number
of ordinary shares
(in 000's)*                1,515,884    1,543,444    1,531,512    1,542,826

Weighted average number
of diluted shares (in
000's)*                       1,530,912    1,554,982    1,547,162    1,552,912

                             =======      =======      =======      =======

(Five ordinary shares equal 1 ADS)
*Adjusted for share split of 2 for 1
which occurred on February 26, 2007


                     Ryanair Holdings plc and Subsidiaries
             Summary of significant differences between IFRS and US
                   generally accepted principles (unaudited)


(a) Net income under US GAAP

                   Quarter ended    Quarter ended    Half year ended  Half year ended
                         Sep 30,          Sep 30,          Sep 30,          Sep 30,
                            2007             2006             2007             2006
                         EUR'000          EUR'000          EUR'000          EUR'000
Net income in
accordance
with IFRS                268,682          213,445          407,596          329,127

Adjustments
Pensions                     (48)            (107)             (48)            (215)

Capitalised
interest re
aircraft
acquisition
programme                  4,926            2,624            8,878            4,441

Derivative
financial
instruments                4,331                -            1,593                -

Taxation -
effect of
above
adjustments               (1,151)             104           (1,302)            (528)
                        ________          _______         ________         ________

Net income in
accordance
with U.S. GAAP           276,740          216,066          416,717          332,825
                         =======           ======          =======          =======


(b) Shareholders' equity in accordance with U.S. GAAP

                                                        At Sep 30,       At Sep 30,
                                                              2007             2006
                                                           EUR'000          EUR'000
Shareholders' equity as reported in the
consolidated balance sheets and in accordance IFRS       2,617,834        2,296,768

Adjustments:

Pensions                                                       (48)           9,026

Capitalised interest re:
aircraft acquisition
program, net                                                49,200           33,889

Minimum pension
liability (net of tax)                                          -           (4,295)


Unrealised (losses) on
derivative financial
instruments                                                (10,392)               -

Tax effect of adjustments
(excluding pension)                                         (4,845)          (6,459)

                                                           _______          _______
Shareholders' equity as
adjusted in accordance with
U.S. GAAP                                                 2,651,749        2,328,929
                                                           =======          =======


The movements in shareholders' equity in accordance with U.S. GAAP are summarized as follows:

Opening shareholders' equity under
U.S. GAAP                                                2,567,522        2,020,448

Comprehensive Income:

Unrealised (losses) on
derivative financial
instruments (net of tax)                                   (10,213)         (32,806)

Unrealised (losses) on
available for sale financial
assets                                                     (84,915)               -

Net income in accordance
with U.S. GAAP                                             416,717          332,825
                                                          ________         ________

Total comprehensive income                                 321,589          300,019
Share based payments                                         9,135            2,012
Stock issued for cash                                        6,578            6,450
Repurchase of stock                                       (253,075)               -
                                                          ________         ________
Closing shareholders' equity under
U.S. GAAP                                                2,651,749        2,328,929
                                                           =======          =======

(c) Total assets in accordance with U.S. GAAP
                                                       At Sept 30,       At Mar 31,
                                                              2007             2007
                                                            EUR000           EUR000
Total assets as reported in
the Consolidated balance sheets
and in accordance with IFRS adjustments:                  5,775,166        5,691,245

Capitalized interest re aircraft acquisition
program                                                     49,200           40,322
                                                          ________         ________
Total assets as adjusted in
accordance with U.S. GAAP                                5,824,366        5,731,567
                                                           =======          =======



                     Ryanair Holdings plc and Subsidiaries
                        Operating and Financial Overview


Summary Half Year Ended September 30, 2007

Profit after tax increased by 24% to EUR407.6m, compared to EUR329.1m in the previous half year ended September 30, 2006 reflecting a 20% increase in passenger numbers, a 1% decrease in fares (including checked in baggage revenues) and strong growth in ancillary revenues. The growth in revenues was offset by a combination of higher fuel, airport and staff costs. Total operating revenues increased by 24% to EUR1,554.3m, which was faster than the 20% growth in passenger volumes, as average fares decreased by 1% and ancillary revenues grew by 54% to EUR252.3m. Total revenue per passenger as a result increased by 3%, whilst Passenger Load Factor decreased by 1 point to 86% during the period.

Total operating expenses increased by 26% to EUR1,092.9m, due to the increased level of activity, and the increased costs, associated with the growth of the airline. Fuel, which represents 36% of total operating costs compared to 39% last year, increased by 17% to EUR392.7m due to an increase in the number of hours flown, offset by, a decrease in the US dollar cost per gallon, a positive movement in the US dollar exchange rate versus the euro, and a reduction in fuel consumption arising from the installation of winglets. Staff costs rose by 29% reflecting the growth in the airline, a share option charge of EUR9.1m, and an increase in cabin crew ratios. Excluding the charge of EUR9.1m for the share option grant, staff costs would have increased by 21% Airport and Handling charges increased by 50% to EUR208.9m arising from the doubling of airport charges at Stansted and higher charges at Dublin Airport. As a result unit costs increased by 5% and operating margins decreased by 1 point to 30%, whilst operating profit increased by 20% to EUR461.4m.

Net Margins remained flat at 26% for the reasons outlined above.

Earnings per share increased by 25% to 26.61 cent for period.

Balance Sheet
Total costs decreased by EUR124.5m to EUR2,073.4m as the growth in profitability was offset by the funding of a EUR253.1m share buy back programme, EUR57.0m increased investment in Aer Lingus and EUR329.9m in capital expenditure largely from internal resources. Total debt, net of repayments, increased during the period by EUR36.2m. Shareholders' Equity at September 30, 2007 increased by EUR78.1m to EUR2,617.8m, compared to March 31, 2007 due to the EUR407.6m increase in profitability during the period and by EUR6.6m due to the exercise of share options, offset by, EUR83.0m due to the impact of IFRS accounting treatment for derivative financial assets, available for sale financial assets, stock options and a share buy back of EUR253.1m.

Detailed Discussion and Analysis Half Year Ended September 30, 2007

Profit after tax, increased by 24% to EUR407.6m due to a 20% increase in passenger numbers, a 1% decrease in fares (including checked in baggage revenues) and strong growth in ancillary revenues. The growth in revenues was offset by a combination of increased airport costs which rose by 50% to EUR208.9m arising from the doubling of airport charges at Stansted, higher charges at Dublin Airport, and increased staff costs, primarily due to higher cabin crewing ratios, which rose by 29% by EUR146.3m. Operating margins, as a result, decreased by 1 point to 30%, which in turn resulted in operating profit increasing by 20% to EUR461.4m compared to the previous half year ended September 30, 2006.

Total operating revenues increased by 24% to EUR1,554.3m whilst passenger volumes increased by 20% to 26.6m. Total revenue per passenger increased by 3% due to strong ancillary revenue growth.

Scheduled passenger revenues increased by 20% to EUR1,302.0m reflecting a 1% decrease in fares and a 20% increase in traffic due to increased passenger numbers on existing routes and the successful launch of new routes and bases. Load factor decreased by 1 point to 86% during the period due to a combination of softer market conditions and a 21% increase in seat capacity.

Ancillary revenues continue to outpace the growth of passenger volumes and rose by 54% to EUR252.3m in the period. This performance reflects the strong growth in onboard sales, excess baggage revenues, non-flight scheduled revenues, and other ancillary products.

Total operating expenses rose by 26% to EUR1,092.9m due to the increased level of activity, and the increased costs associated with the growth of the airline, particularly higher airport charges and staff costs. Total operating expenses were also adversely impacted by a 7% increase in average sector length.

Staff costs have increased by 29% to EUR146.3m. This primarily reflects a 29% increase in average employee numbers to 4,875, the impact of pay increases granted during the period, and a EUR9.1m charge for a share option grant made to eligible employees. Excluding the charge of EUR9.1m for the share option grant, staff costs would have increased by 21%. Employee numbers rose due to the growth of the business and an increase in cabin crewing ratios as a result of a new EU working directive.

Depreciation and amortisation increased by 6% to EUR76.1m. This reflects an additional 22 lower cost 'owned' aircraft in the fleet this period compared to September 30, 2006, offset by a revision of the residual value of the fleet to reflect current market valuations and the positive impact on amortisation of the stronger euro versus the US dollar.

Fuel costs rose by 17% to EUR392.7m due to a 29% increase in the number of hours flown offset by a 10% decrease in euro equivalent cost per gallon of fuel hedged in addition to a reduction in fuel consumption due to the installation of winglets.

Maintenance costs increased by 26% to EUR26.9m, due to a combination of the increase in the number of leased aircraft from 24 to 35, and the positive impact of a stronger euro versus the US dollar exchange rate.

Marketing and distribution costs increased by 25% to EUR14.5m due to a combination of the growth of the airline, and the increased commissions payable to airports arising from the growth in baggage revenues.

Aircraft rental costs increased by 45% to EUR36.7m reflecting an additional 11 leased aircraft operating during the period compared to the same period last year.

Route charges rose by 31% to EUR129.0m due to an increase in the number of sectors flown and a 7% increase in the average sector length.

Airport and handling charges increased by 50% to EUR208.9m, significantly higher than the growth in passenger volumes, and reflects the impact of the doubling of unit costs at Stansted Airport and higher charges at Dublin Airport, offset by lower costs at new airports and bases.

Other expenses increased by 18% to EUR61.8m, which is lower than the growth in ancillary revenues due to improved margins on some existing products and cost reductions on some indirect costs.

Operating margins have declined by 1 point to 30% due to the reasons outlined above whilst operating profits have increased by 20% to EUR461.4m during the period.

Interest receivable has increased by 43% to EUR41.5m for the period primarily due to the increase in average deposit rates earned in the period, partially offset by a lower average cash balance.

Interest payable increased by 9% to EUR44.9m due to the drawdown of debt to part fund the purchase of new aircraft and the adverse impact of higher interest dates.

Foreign exchange gains during the period of EUR1.5m are primarily due to the positive impact of changes in the US dollar exchange rate against the euro.

The Company's Balance Sheet continues to strengthen due to the strong growth in profits during the period. The Company generated cash from operating activities of EUR472.7m which part funded the EUR253.1m share buy back programme, EUR57.0m increased investment in Aer Lingus, and capital expenditure incurred during the period with the remaining balance reflected in Total Cash of EUR2,073.4m. Capital expenditure amounted to EUR329.9m which largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of eight aircraft and two simulators. Long term debt, net of repayments, increased by EUR36.2m during the period.

Shareholders' Equity at September 30, 2007 increased by EUR78.1m to EUR2,617.8m, compared to March 31, 2007 due to the EUR407.6m increase in profitability during the period, EUR6.6m arising from the exercise of share options, offset by EUR83.0m reflecting the impact of IFRS accounting treatment for derivative financial assets, available for sale financial assets, stock options and share buy back of EUR253.1m.

Detailed Discussion and Analysis Quarter Ended September, 30 2007

Profit after tax, increased by 26% to EUR268.7m due to a 22% increase in passenger numbers, a 1% decrease in fares (including checked in baggage revenues) and strong growth in ancillary revenues. The growth in revenues was offset by a combination of increased airport costs which rose by 50% to EUR107.1m arising from the doubling of airport charges at Stansted and higher charges at Dublin Airport, and a one off step up in staff costs, primarily due to higher cabin crewing ratios, which rose by 23% to EUR70.4m. Operating margins, as a result, decreased by 1 point to 35%, which in turn resulted in operating profit increasing by 22% to EUR304.0m compared to the previous quarter ended September 30, 2006.

Total operating revenues increased by 25% to EUR861.3m whilst passenger volumes increased by 22% to 14.0m. Total revenue per passenger increased by 3% due to strong ancillary revenue growth.

Scheduled passenger revenues increased by 21% to EUR726.1m due to a 22% increase in traffic reflecting increased passenger numbers on existing routes and the successful launch of new routes and bases. During the period average fares (including checked baggage revenues) were down by 1% whilst load factor remained flat at 89% during the quarter.

Ancillary revenues continue to grow faster than passenger volumes with revenues increasing by 54% to EUR135.3m in the quarter. This performance reflects the strong growth in on board sales, excess baggage revenues, non-flight scheduled revenue and other ancillary products.

Total operating expenses rose by 26% to EUR557.3m due to the increased level of activity, and the increased costs associated with the growth of the airline particularly higher airport charges and staff costs. Total operating expenses were also adversely impacted by a 7% increase in average sector length.

Staff costs have increased by 23% to EUR70.4m. This primarily reflects a 29% increase in average employee numbers to 5,024 and the impact of pay increases granted during the year. Employee numbers rose due to an increase in cabin crewing ratios as a result of a new EU working directive.

Depreciation and amortisation increased by 15% to EUR41.3m. This reflects an additional 22 lower cost 'owned' aircraft in the fleet this quarter compared to September 30, 2006, offset by a revision of the residual value of the fleet to reflect current market valuations and the positive impact on amortisation of the stronger euro versus the US dollar.

Fuel costs rose by 19% to EUR202.3m due to a 30% increase in number of hours flown offset by a 10% decrease in the average euro equivalent cost per gallon of fuel hedged and a reduction in fuel consumption due to the installation of winglets.

Maintenance costs increased by 35% to EUR14.3m, due to a combination of the increase in the number of leased aircraft from 24 to 35, and the positive impact of a stronger euro versus the US dollar exchange rate.

Marketing and distribution costs increased by 6% to EUR6.2m due to the growth of the airline and the increased commissions payable to airports arising from the growth in baggage revenues.

Aircraft rental costs increased by 43% to EUR18.5m reflecting an additional 11 leased aircraft operating during the quarter compared to the same quarter last year.

Route charges rose by 31% to EUR65.8m due to an increase in the number of sectors flown and an increase of 7% in the average sector length.

Airport and handling charges increased by 50% to EUR107.1m. This is higher than the growth in passenger volumes and reflects the impact of the doubling of costs at Stansted Airport and higher charges at Dublin Airport, offset by lower costs at new airports and bases.

Other expenses increased by 17% to EUR34.1m, which is lower than the growth in ancillary revenues due to improved margins on some existing products and cost reductions on some indirect costs.

Operating margins fell by 1 point to 35% for to the reasons outlined above whilst operating profits have increased by 22% to EUR304.0m during the quarter.

Interest receivable has increased by 33% to EUR21.4m for the quarter primarily due to the increase in average deposit rates earned in the period, offset somewhat by a lower average cash balance.

Interest payable increased by 6% to EUR21.9m due to the drawdown of further debt to part fund the purchase of new aircraft and the adverse impact of higher interest rates.




Statement of the directors in respect of the half-yearly financial report

We confirm our responsibility for the half yearly financial statements and that to the best of our knowledge:

* the condensed set of financial statements comprising the condensed income statement, the condensed statement of recognised income and expense, the condensed balance sheet and the related notes have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU;

* the interim management report includes a fair review of the information required by:

 a. Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

 b. Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

On behalf of the Board

David Bonderman                  Michael O'Leary
Chairman                         Chief Executive
November 5, 2007



                     Ryanair Holdings plc and Subsidiaries
                                     Notes

 1. Reporting entity

    Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The condensed consolidated interim financial statements of the Company for the six months ended September 30, 2007 comprise the Company and its subsidiaries (together referred to as the "Group").

    The consolidated financial statements of the Group as at and for the year ended March 31, 2007 are available at www.ryanair.com.


 2. Statement of compliance

    These unaudited condensed consolidated interim financial statements ("the interim financial statements") have been prepared in accordance with International Accounting Standards ("IAS") "Interim Financial Reporting" as endorsed by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group.

    The comparative figures included for the year ended March 31, 2007 do not constitute statutory financial statements of the Group within the meaning of regulation 40 of the European Communities (companies, group accounts) regulations, 1992. Statutory financial statements for the year ended March 31, 2007 have been filed with the companies' office. The auditors' report on these financial statements was unqualified.

    The Audit Committee approved the interim financial statements for the half year ended September 30, 2007 on November 2, 2007.


 3. Significant accounting policies

    Except as stated otherwise below, this quarter's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU.


 4. Generally Accepted Accounting Policies

    The Management Discussion and Analysis of Results (Operating and Financial Overview) for the half year ended September 30, 2007 and the comparative half year are based on the results reported under the Group's IFRS accounting policies.


 5. Estimates

    The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

    Except as described below, in preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

    During the period ended September 30, 2007 management reassessed its estimates of the recoverable amount of aircraft residual values following certain recent aircraft disposals and trends in the market.


 6. Seasonality of operations

    The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.


 7. Income tax expense

    The Group's consolidated effective tax rate in respect of operations for the six months ended September 30, 2007 was approximately 11.5 percent, in line with the same period last year.


 8. Capital and reserves

    Share buy back programme.

    The Company commenced a share buy back programme in June 2007. To date 53.5m shares, at an approximate cost of EUR267m, have been purchased for cancellation. This represents approximately 3.5% of the pre existing share capital of the Company. The shareholder authority to complete the balance of the buy back of approximately EUR33m was extended by AGM on September 20, 2007 for a period of one year.


 9. Share based payments

    The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements. In June 2007 a further grant on similar terms was made to eligible employees, with a consequent charge to the income statement in the period of approximately EUR9.1m.


10. Contingencies

    The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.


11. Capital commitments

    During the half year ended September 30, 2007 the Group announced the purchase of 27 additional Boeing 737-800s. This brings Ryanair's total firm orders for B737-800s to 308 and the total fleet size (net of planned disposals) to 262 by 2012. These additional aircraft are due for delivery in financial year ended March 31, 2010.


12. Available for sale financial assets (Aer Lingus)

    The following is the movement in available for sale financial assets in the six month period.
                                                                EUR000
    Balance at April 1, 2007                                   406,075
    Purchase of equities                                        57,039
    Reversal of Capital Gains tax provision                    (12,231)
    Net change in fair value                                   (84,915)
                                                              ________
    Balance at September 30, 2007                              365,968
                                                               =======



    As of September 30, 2007 the average cost per share of Aer Lingus was EUR2.58 and the market value was EUR2.35, a decline of 9% Accordingly the view at this time under accounting rules is that this is neither "significant" nor "prolonged" and therefore these is no impairment loss.

    However in the event that the asset becomes impaired the difference between the cost of the shares and the market value is recorded as an impairment loss in the profit and loss. At September 30, 2007 this amounted to EUR35.9m. The Group will review this matter at the end of each quarter.


13. Post balance sheet events

    Disposal of Aircraft
    In October 2007 the Group disposed of three Boeing 737-800 aircraft under its planned disposal programme. Agreements in relation to the forward sale of a further seventeen Boeing 737-800 aircraft have been signed. The group continue to market additional aircraft in line with its planned disposal of up to forty six aircraft.


14. Loans and borrowings
    The following is the movement in loans and borrowings (non-current and current) during the half year.
                                                                EUR000
    Balance at April 1, 2007                                 1,862,066
    Loans raised to finance aircrafts/simulator purchase       144,054
    Repayments of amounts borrowed                            (107,867)
                                                              ________
    Balance at September 30, 2007                            1,898,253
                                                               =======


15. Changes in shareholders' equity

                                                                  Other Reserves
                               Share                                Capital
                 Ordinary    premium     Retained    Treasury    redemption       Other
                   shares    account     earnings      shares       reserve    reserves        Total
                   EUR000     EUR000       EUR000      EUR000        EUR000      EUR000       EUR000

    Balance
    at March 31,
    2006            9,790    596,231    1,467,623           -             -     (81,659)   1,991,985
                  _______    _______      _______     _______       _______     _______      _______

    Issue of
    ordinary
    equity shares      32     11,202            -           -             -           -       11,234

    Effective
    portion of
    changes in
    fair value
    of cash flow
    hedges              -          -            -           -             -      46,105       46,105

    Net change in
    fair value of
    available for
    sale assets         -          -            -           -             -      48,926       48,926

    Share-based
    payments            -          -            -           -             -       3,935        3,935

    Profit for the
    financial year      -          -       435,600           -             -           -      435,600

    Retirement
    benefits            -          -        1,988           -             -           -        1,988
                  _______    _______      _______     _______       _______     _______      _______
    Balance  at
    March 31, 2007  9,822    607,433    1,905,211           -             -      17,307    2,539,773

                   _______    _______      _______     _______       _______     _______     ________

    Repurchase of
    ordinary equity
    shares              -          -     (229,066)    (24,009)            -           -     (253,075)

    Issue of
    ordinary equity
    shares             16      6,562            -           -             -           -        6,578

    Capital
    redemption
    reserve fund     (293)   (18,924)           -           -        19,217           -            -

    Effective
    portion of
    changes in fair
    value of cash
    flow hedges        -          -            -           -             -      (7,258)      (7,258)

    Net change in
    fair value of
    available for
    sale assets        -          -            -           -             -     (84,915)      (84,915)

    Share-based
    payments            -          -            -           -             -       9,135         9,135
    Profit for
    the period          -          -      407,596           -             -           -        407,596
                      _______    _______      _______     _______       _______    _______     _______

    Balance at
    September 30,
    2007               9,545    595,071    2,083,741     (24,009)       19,217     (65,731)   2,617,834
                      _______    _______      _______     _______       _______     _______      _______


16. Fin 48 "Accounting for uncertainty in income taxes" (US GAAP)

    The Group adopted the provisions of FIN 48 on April 1, 2007. The implementation of FIN 48 did not have a material impact on the Group's financial statements.



17. Analysis of operating revenues and segmental analysis

    All revenues derive from the Group's principal activity and business segment as a low fares airline and includes scheduled services, car hire, internet income and related sales to third parties.

    Revenue is analysed by geographical area (by country of origin) as follows:

                                        Half year ended      Half year ended
                                              Sep 30,             Sept 30,
                                                 2007                 2006
                                               EUR000               EUR000

        United Kingdom                        645,046              584,236
        Other European countries              909,280              672,187
                                             ________              _______
                                            1,554,328            1,256,423
                                              =======              =======

    All of the Group's operating profit arises from low fares airline-related activities, its only business segment. The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in Ireland and therefore principally all profits accrue in Ireland. Since the Group's aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments. Internet income comprises revenue generated from Ryanair.com, excluding internet car hire revenue, which is included under the heading car hire. Non-flight scheduled revenue arises from the sale of rail and bus tickets, hotel reservations and other revenues generated, including excess baggage charges, all directly attributable to the low fares business.


18. Property, plant and equipment

        Acquisitions and disposals
        During the six months ended September 30, 2007, the Group acquired assets with a cost of EUR329.9m (six months ended September 30, 2006:
        EUR88.7 million). There were no assets disposed of during the six month period.



        Independent review report to Ryanair Holdings plc

        Introduction
        We have been engaged by Ryanair Holdings plc ('Ryanair', 'the Company') to review the condensed set of financial statements in the half-yearly financial report for the six months ended September 30, 2007, which comprises the condensed consolidated interim balance sheet at September 30, 2007 and the related condensed consolidated interim statements of income, cash flows and recognised income and expense, for the six-month period then ended, and the related notes to the interim financial statements.

        We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

        Directors' Responsibilities
        The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator.

        As disclosed in note 3, the annual financial statements of the Company are prepared in accordance with International Financial Reporting Standards, as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

        Our Responsibility
        Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

        Scope of Review
        We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Auditing Practices Board for use in the UK and Ireland. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

        Conclusion
        Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended September 30, 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34, as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator.


        KPMG
        Chartered Accountants
        Dublin

        November 5, 2007.












                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  05 November, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director